

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 10, 2008

Mr. Philip Rauch
Chief Financial Officer
China Crescent Enterprises, Inc.
14860 Montfort Drive, Suite 210
Dallas, TX 75254

> **Re:** **China Crescent Enterprises, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 0-14306**

Dear Mr. Rauch:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/Larry Spirgel
Assistant Director